Exhibit 99.1

Telesat Canada Announces Preliminary Expected Results
for the Third Quarter of 2012

OTTAWA, CANADA, October 24, 2012 –Telesat Canada (“Telesat” or the “Company”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”), today announced that it intends to release its quarterly results for the three-month period ended September 30, 2012 on or about November 1, 2012.

Although Telesat has not yet finalized the accounting of its results for the three-month period ended September 30, 2012, Telesat expects to announce that during such period or as of such date, as applicable, the Company:

•         generated revenue of approximately $220 million, compared to $200 million in the third quarter of 2011;

•         produced Adjusted EBITDA of approximately $175 million, compared to $154 million in the third quarter of 2011;

•         incurred capital expenditures of approximately $38 million, compared to $61 million in the third quarter of 2011;

•         had a contracted backlog of $5.2 billion, compared to $5.4 billion at the end of the second quarter of 2012; and

•         had cash and cash equivalents of approximately $143 million, compared to $198 million at the end of the third quarter of 2011 and reflecting an increase of $14 million as compared to the cash and cash equivalents balance as of June 30, 2012.

These figures reflect Telesat’s preliminary estimate of its unaudited quarterly results as of and for the three-month period ended September 30, 2012. They are made only as of the date of this press release, are not final results and are subject to change. Telesat has not completed its normal quarterly review procedures for the quarter ended September 30, 2012. In addition, Deloitte &Touche LLP, Telesat’s independent public accounting firm, has not performed any procedures with respect to the financial information for the three-month period ended September 30, 2012, nor have they expressed any opinion or other form of assurance with respect to the estimates presented above or their achievability. There can be no assurance that the final results for this quarterly period will not differ from these estimates. Any such changes could be material. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS. In addition, these preliminary results of operations for the three months ended September 30, 2012, are not necessarily indicative of the results to be achieved for the remainder of 2012 or for any future period.

Non-IFRS Measures

Telesat defines EBITDA as net income adjusted for income tax expense, interest expense, depreciation and amortization. In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and other unusual and non-recurring items) to obtain net income, adjusted for income tax expense, gain or loss on change in fair value of financial instruments, gain or loss on foreign exchange, interest and other income, interest expense, depreciation, amortization, other operating gains (net), share-based compensation expense and other unusual and non-recurring items (“Adjusted EBITDA”) as a measure of Telesat’s operating performance.

The table below presents a reconciliation of the estimate of Adjusted EBITDA set forth above to estimated net income:

	Three Months Ended September 30,
(CAD$ in millions)	2012	2011
	(Unaudited)	(Unaudited)
Net income (loss)...................................................	115.0	(141.2)
Add/deduct:
Income tax expense.........................................	13.7	2.5
(Gain)/loss on change in fair value of financial instruments..................................................	11.5	(74.1)
(Gain)/loss on foreign exchange......................	(93.6)	249.1
Interest and other income.................................	(0.2)	(0.3)
Interest expense...............................................	60.1	57.4
Depreciation....................................................	54.5	50.0
Amortization....................................................	9.1	10.2
Other operating gains, net................................	0.1	0.1
Non-recurring/unusual expenses(1)..................	3.8	--
Share based compensation...............................	0.7	0.7
Adjusted EBITDA................................................	174.7	154.4
Net income.............................................................	115.0	(141.2)
Income tax expense.........................................	13.7	2.5
Interest expense...............................................	60.1	57.4
Depreciation....................................................	54.5	50.0
Amortization....................................................	9.1	10.2
EBITDA	252.4	(21.1)

(1) The non-recurring/unusual expenses incurred in the three-month period ended September
30, 2012 is made up of special payments to executives and other employees of Telesat.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “subject to”, “intends”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. This filing can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 13 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties.  Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)